                                                                    EXHIBIT 99.1

ITEM 6.       SELECTED FINANCIAL DATA

    The selected historical financial data presented below as of and for the year ended January 2, 1999, the year ended January 3, 1998, the forty-eight weeks ended December 28, 1996 and the four weeks ended January 26, 1996, have been derived from, and should be read in conjunction with the historical consolidated financial statements of Keebler and UBIUS, the predecessor company, including the respective notes thereto, included elsewhere. The selected historical financial data presented below as of and for the fiscal years ended December 30, 1995 and December 31, 1994 have been derived from the consolidated financial statements of the predecessor company that are not included herein. The distinction between Keebler and the predecessor company's selected financial data, as shown below, has been made by inserting a double line. The results of operations presented below are not necessarily indicative of results to be expected for any future period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and respective notes thereto, included elsewhere herein.

                                                   Keebler Foods Company        ||                  UBIUS
                                          --------------------------------------|| --------------------------------------
                                                                    Forty-Eight ||  Four Weeks         Year Ended
                                            Year Ended  Year Ended  Weeks Ended ||    Ended     -------------------------
                                            January 2,  January 3,  December 28,|| January 26,  December 30, December 31,
                                             1999 (a)      1998        1996 (b) ||     1996         1995         1994
                                          ------------ ------------ ------------|| ------------ ------------ ------------
                                            (In Millions Except Per Share Data) ||              (In Millions)
                                                                                ||
                                                                                ||
OPERATING DATA:                                                                 ||
Net sales...............................    $ 2,226.5    $ 2,065.2    $ 1,645.5 ||   $   101.7    $ 1,578.6    $ 1,599.7
Gross profit............................      1,287.6      1,177.2        871.3 ||        46.8        831.8        894.2
Loss on impairment of Salty Snacks                                              ||
  business..............................            -            -            - ||           -         86.5            -
Income (loss) from continuing operations        196.1        141.4         70.1 ||       (25.5)      (137.9)        46.4
Income tax expense (benefit)............         73.0         45.2         14.0 ||           -         (0.5)        (1.1)
Discontinued operations:                                                        ||
  Income from operations of discontinued                                        ||
    Frozen Food businesses, net of tax..            -            -            - ||           -          7.4          3.4
  Gain on disposal of Frozen Food                                               ||
    businesses, net of tax..............            -            -            - ||        18.9            -            -
Extraordinary item:                                                             ||
  Loss on early extinguishment of debt,                                         ||
    net of tax..........................          1.7          5.4          1.9 ||           -            -            -
Net income (loss).......................    $    94.9    $    57.0    $    15.8 ||   $    (6.5)   $  (158.3)   $   (23.0)
                                                                                ||
Diluted net income per share:                                                   ||
  Income from continuing operations                                             ||
    before extraordinary item...........    $    1.10    $    0.77    $    0.23 ||
  Extraordinary item....................         0.02         0.07         0.02 ||
                                          ------------ ------------ ------------||
  Net income............................    $    1.08    $    0.70    $    0.21 ||
                                          ============ ============ ============||
                                                                                ||
Weighted Average Shares Outstanding.....         87.5         80.6         76.1 ||
                                          ============ ============ ============||
OTHER DATA:                                                                     ||
EBITDA, as adjusted (c).................    $   265.2    $   202.1    $   119.6 ||   $   (23.5)   $   (93.3)   $    89.5
Depreciation and amortization (excluding                                        ||
  items related to discontinued                                                 ||
  operations)...........................         69.1         60.7         49.5 ||         2.0         44.6         43.1
Capital expenditures (excluding                                                 ||
  expenditures related to discontinued                                          ||
  operations)...........................         66.8         48.4         29.4 ||         3.2         54.2         54.6
                                                                                ||
CASH FLOW DATA:                                                                 ||
Cash Provided from (Used by)                                                    ||
  Operating activities..................    $   142.7    $   218.3    $    53.2 ||   $    (0.4)   $   (61.4)   $   (17.4)
  Investing activities..................       (510.7)       (41.5)      (130.1)||        65.2        (52.6)       (45.9)
  Financing activities..................        364.3       (161.6)        86.8 ||       (65.7)       104.4         69.4
                                          ------------ ------------ ------------|| ------------ ------------ ------------
(Decrease) increase in cash and cash                                            ||
  equivalents...........................    $    (3.7)   $    15.2    $     9.9 ||   $    (0.9)   $    (9.6)   $     6.1
                                          ============ ============ ============|| ============ ============ ============
----------------------------------------------------------------
(a)    Includes the operating results of President from the acquisition date of September 28, 1998 through January 2,
       1999. Other matters affecting comparability are detailed in Item 7. Management's Discussion and Analysis of
       Financial Condition and Results of Operations.
(b)    Includes the operating results of Sunshine from the acquisition date of June 4, 1996 through December 28, 1996. Other matters affecting comparability are detailed in Item 7. Management's Discussion and Analysis of Financial
       Condition and Results of Operations.
(c)    EBITDA, as adjusted, is defined as income (loss) from continuing operations before interest, taxes, depreciation, amortization and restructuring charges (gains).

                                                   Keebler Foods Company        ||                  UBIUS
                                          --------------------------------------|| --------------------------------------
                                                           As of                ||                  As of
                                          --------------------------------------|| --------------------------------------
                                           January 2,   January 3,  December 28,|| January 26,  December 30, December 31,
                                              1999         1998         1996    ||     1996         1995         1994
                                          ------------ ------------ ------------|| ------------ ------------ ------------
                                                       (In Millions)            ||              (In Millions)
                                                                                ||
                                                                                ||
BALANCE SHEET DATA:                                                             ||
Cash and cash equivalents...............    $    23.5    $    27.2    $    12.0 ||   $     2.1    $     3.0    $    12.5
Total assets............................      1,655.8      1,042.9      1,102.1 ||       849.1        926.9      1,001.2
Due to affiliate........................            -            -            - ||       105.0        108.0        551.6
Total debt (including capital leases)...        654.5        298.8        457.9 ||       371.4        437.6        333.2
Shareholders' equity (deficit)..........        329.3        222.0        165.1 ||        45.3         51.8       (234.9)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SET FORTH BELOW IS A DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED JANUARY 2, 1999, JANUARY 3, 1998 AND DECEMBER 28, 1996. THE YEAR ENDED DECEMBER 28, 1996 INCLUDES BOTH THE FORTY-EIGHT WEEKS OF KEEBLER FOODS COMPANY UNDER CURRENT MANAGEMENT AND THE FOUR WEEKS OF UBIUS UNDER FORMER MANAGEMENT. THE FOLLOWING DISCUSSION OF RESULTS OF OPERATIONS AND LIQUIDITY AND CAPITAL RESOURCES SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF KEEBLER FOODS COMPANY AND THE RELATED NOTES THERETO APPEARING ELSEWHERE.

OVERVIEW

    GENERAL

    We sell cookies and crackers, custom-baked products to other manufacturers of branded food products, pie crusts and ice cream cones. Our net sales are principally affected by product pricing and quality, brand recognition, new product introductions, product line extensions, marketing and service. We manage these factors to achieve a sales mix favoring our higher margin products while driving volume through our national DSD distribution system.

    The principal elements comprising our cost of sales are raw and packaging materials, labor and manufacturing overhead. The major raw materials that we use in the manufacture of our products are flour, sugar, chocolate, shortening and milk. We also use paper products, such as corrugated cardboard, as well as films and plastics to package our products. The prices of these raw materials have been subject to significant volatility. We have mitigated the effect of such volatility in the past through our hedging programs, but may not be successful in protecting our business from price increases in the future. In addition to the foregoing factors, our cost of sales are affected by the efficiency of production methods and manufacturing capacity utilization.

    Our selling, marketing and administrative expenses are comprised mainly of labor and lease costs associated with our national DSD distribution system, trade and consumer promotion costs, other advertising costs and the cost of our corporate offices. While costs associated with our national DSD distribution system and the cost of our corporate offices are generally fixed, promotion and other advertising costs are more variable. Promotion and other advertising costs represent the largest component of our cost structure other than cost of sales and are principally influenced by changes in net sales.

    We are in the process of integrating President into our operations. In connection with this integration, we are currently undertaking a complete analysis of our system-wide manufacturing and distribution operations as we assess opportunities to improve our operational efficiencies in 1999 and beyond. We currently anticipate that we will take a restructuring charge during 1999 when our analysis and related plans are finalized.

    MATTERS AFFECTING COMPARABILITY

    Keebler's fiscal year consists of thirteen four week periods (fifty-two or fifty-three weeks) and ends on the Saturday nearest December 31. The 1998 fiscal year consists of fifty-two weeks and the 1997 fiscal year consists of fifty-three weeks. As a result of the Keebler acquisition, which closed on the last day of the first four week period of 1996, the fiscal year for 1996 consisted of the forty-eight weeks ended December 28, 1996.

    Keebler's operating results for the forty-eight weeks ended December 28, 1996 have been combined with the operating results of the predecessor company for the four weeks ended January 26, 1996 to compare the year ended December 28, 1996 to the years ended January 2, 1999 and January 3, 1998. Keebler's operating results for the year ended January 2, 1999 include the operating results of President from the acquisition date of September 28, 1998. Keebler's operating results for the year ended December 28, 1996 include the operating results of Sunshine from the acquisition date of June 4, 1996, whereas the subsequent years include the operating results of Sunshine for the entire year. Additionally, Keebler's operating results have been restated to reflect the Merger with INFLO as if it had been effective January 26, 1996.

RESULTS OF OPERATIONS

    Keebler's results of operations, expressed as a percentage of net sales, for the last three years ended January 2, 1999, January 3, 1998 and December 28, 1996 are set forth below:

                                                                                      Years Ended
                                                                    ------------------------------------------------
                                                                      January 2,       January 3,      December 28,
                                                                         1999             1998             1996
                                                                    --------------   --------------   --------------
 NET SALES.......................................................         100.0%           100.0%           100.0%
 Cost of sales...................................................          42.2             43.0             47.5
 Selling, marketing and administrative expenses..................          48.5             49.7             49.6
 INCOME FROM CONTINUING OPERATIONS...............................           8.8              6.8              2.5
 Interest Expense, Net...........................................           1.2              1.6              2.2
 Loss on early extinguishment of debt, net of tax................             -              0.3              0.1
 NET INCOME......................................................           4.3%             2.7%             0.5%

    Keebler's reportable segments are Branded and Specialty, which were determined using Keebler's method of internal reporting, which divides and analyzes the business by sales channel. The reportable segments represent an aggregation of similar sales channels. We evaluate the performance of the reportable segments and allocate resources based on the segment's profit contribution, defined as earnings before certain functional support costs, amortization, interest and income taxes. While the accounting policies for each reportable segment are the same as for the total company, the cost of sales used to determine a segment's profit contribution is calculated using standard costs for each product, whereas actual cost of sales is used to determine consolidated operating income (loss).

    BRANDED SEGMENT

    The Branded segment sells a number of well-recognized products, primarily to retail outlets such as supermarkets, mass merchandisers, warehouse club stores, convenience stores and drug stores. This segment also imports and distributes CARR'S crackers in the U.S. under an exclusive long-term licensing and distribution agreement with United Biscuits.

                                                          Years Ended
                          ----------------------------------------------------------------------------
                               January 2, 1999           January 3, 1998         December 28, 1996
                          ------------------------  ------------------------  ------------------------
                                $           %             $           %             $           %
                          ------------- ----------  ------------- ----------  ------------- ----------
                                                         ($ IN MILLIONS)
   NET SALES                $  1,726.7                $  1,566.7                $  1,247.9

   PROFIT CONTRIBUTION      $    282.6      16.4%     $    226.9     14.5%      $    154.0      12.3%

                                               11

    Net sales in the Branded segment increased 10.2% in 1998 to $1,726.7 million. The acquisition of President contributed $78.9 million in incremental revenue. Adjusting to an equal number of selling days and before including the acquisition growth, branded revenues grew 6.7% over the prior year. The primary drivers of the increase were higher sales of products under both the KEEBLER and CHEEZ-IT brands. The KEEBLER brand name was used to leverage new product introductions through line extensions such as the KEEBLER PEANUT BUTTER FUDGE STICKS. The growth in CHEEZ-IT sales was partly attributed to new products such as CHEEZ-IT HEADS AND TAILS, CHEEZ-IT sandwich crackers and CHEEZ-IT snack mix. Additionally, we redirected marketing support into brand-building advertising and consumer promotions. For example, with this support, sales of KEEBLER FUDGE SHOPPE cookies and CHEEZ-IT products grew in 1998, with CHEEZ-IT products increasing 22.1% over 1997. A favorable sales mix of KEEBLER branded products, combined with selected price increases, also generated higher revenues. Further contributing to the improvement was continued revenue growth outside supermarkets, such as in mass merchandisers, convenience and club stores. Net sales in 1997 were 25.6% higher compared to 1996. Revenue growth in 1997 was achieved by incremental sales associated with the Sunshine acquisition as well as increased volumes. In 1996, sales of Sunshine products by the Branded segment were approximately $216.0 million from the acquisition date until year end compared to approximately $486.0 million for all of 1997. Successful new product introductions and growth in the retail businesses outside supermarkets also propelled increased volume.

   The Branded segment had a 1998 profit contribution of $282.6 million or 16.4% of net sales. After removing the impact of President, profit contribution was 16.8% of net sales, which represented a 2.3 percentage point increase over 1997. A higher gross profit and lower distribution expenses drove the improvement. The benefit noted in gross profit was attributed to improved sales mix, selected price increases and continued productivity gains in our bakeries. Lower distribution expenses were due to more fully utilizing available trailer capacity and productivity and cost savings programs designed to minimize inventory losses. The 1997 profit contribution of $226.9 million was 14.5% of net sales compared to the 1996 profit contribution of 12.3% of net sales. A higher gross profit was also the main contributor to the 2.2 percentage point improvement in the 1997 profit contribution. After discontinuing several less profitable products in 1996, the 1997 sales mix consisted of higher margin products. Additionally, the 1997 profit contribution reflected lower prices on certain raw materials and lower production costs due to the implementation of several productivity programs in our manufacturing facilities. Selling and distribution expenses also decreased as a percent of net sales due to increased volume coupled with the benefit of cost reduction initiatives. Somewhat offsetting these improvements were higher marketing expenses primarily spent on brand-building, national advertising.

   SPECIALTY SEGMENT

   The Specialty segment produces cookies and crackers for the foodservice market, the Girl Scouts of America and private label retailers. In addition, we also produce custom-baked products for other marketers of branded food products.

                                                         Years Ended
                          ----------------------------------------------------------------------------
                               January 2, 1999           January 3, 1998         December 28, 1996
                          ------------------------  ------------------------  ------------------------
                                $           %             $           %             $           %
                          ------------- ----------  ------------- ----------  ------------- ----------
                                                             ($ IN MILLIONS)
   NET SALES                 $  499.8                   $  498.5                  $  499.3

   PROFIT CONTRIBUTION       $   85.9        17.2%      $   80.3       16.1%      $   58.2       11.7%

    Net revenues in the Specialty segment in 1998 were flat compared to 1997. The acquisition of President contributed $16.2 million of incremental sales. Adjusting to an equal number of selling days and before including the acquisition growth, net sales in the Specialty segment were $9.0 million, or 1.8%, below 1997. Net sales in 1997 were also flat compared to 1996. While an improved sales mix benefited each year, the overall decrease in net sales for each year-on-year comparison was principally associated with lower margin products that were either discontinued or re-positioned at higher price levels. Volume declines in custom-baked products in 1997 also served to offset gains received from selected price increases.

    The Specialty segment's profit contribution of $85.9 million was 1.1 percentage point above the prior year, as a percent of net sales. Before considering the impact of President, profit contribution was 17.3% of net sales in 1998 compared to 16.1% in 1997. The improvement in profit contribution was primarily achieved by a more profitable sales mix, selected price increases and productivity gains received through bakery automation projects and supply chain initiatives in distribution and inventory management. Profit contribution was $80.3 million in 1997 which resulted in a 4.4 percentage point increase in profit contribution over 1996 that was principally driven by a more favorable sales mix in 1997 coupled with growth in sales of private label products. Lower raw material costs in 1997 also contributed to the profit contribution improvement.

    COST OF SALES

    Cost of sales was $938.9 million in 1998 which included an additional $61.3 million related to cost of sales for President that was not included in prior years. Excluding the impact of President, cost of sales, as a percent of net sales, was 41.2% for 1998 compared to 43.0% in 1997 and 47.5% in 1996. The improvements made in each year were principally achieved from initiatives implemented to increase automation and productivity at our manufacturing facilities along with other cost reduction programs. The streamlining of our manufacturing facilities, creating increased capacity utilization, also contributed to a lower cost of sales. Additionally, the cost of certain raw and packaging materials has declined from previous years.

    SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

    Selling, marketing and administrative expenses were $53.8 million higher compared to 1997, however, 1.2 percentage points better as a percent of net sales. After removing $27.2 million of additional expense attributable to President, selling, marketing and administrative expenses were $26.6 million above the prior year. Higher marketing expenses related to our continued focus on building brand equity through advertising and consumer promotions was the primary driver of the increased spending. Partially offsetting these higher marketing expenses were savings achieved in distribution costs due to improved inventory handling and deployment. In 1997, selling, marketing and administrative spending increased $160.0 million compared to 1996, yet remained consistent as a percentage of net sales. Increased spending was driven by higher volume captured through both internal growth and the Sunshine acquisition. In 1997, we began spending more on advertising and other consumer promotions to create increased brand and consumer awareness. Selling, marketing and administrative expenses remained comparable as a percent of net sales in 1997 and 1996 due to higher volumes passing through a more efficient, fixed cost, selling and distribution network.

    INTEREST EXPENSE

    Interest expense was $26.5 million in 1998, $33.8 million in 1997 and $38.4 million in 1996. The steady decline was primarily due to both a continuing overall lower average debt balance and more favorable interest rates. Interest expense declined from 1997, despite the $530.0 million of additional debt incurred from the acquisition of President, due to lower interest rates, fees and favorable terms. In conjunction with the President acquisition, the $145.0 million outstanding balance on the term note was extinguished, also contributing to the reduction in interest expense. The 1997 decrease in the average debt balance from 1996 was the result of principal pre-payments of $113.8 million on the term loans and a $29.0 million pre-payment of the seller note. In addition, the 1998 weighted average interest rate was 0.62 percentage points lower than the previous year while the 1997 weighted average rate was 0.28 percentage points lower than 1996.

    INCOME TAXES

    Income taxes were provided at an effective tax rate of 43% in 1998, 42% in 1997 and 44.2% in 1996. In each year, the effective tax rate exceeded the statutory rate due to nondeductible expenses, principally amortization of intangibles, including trademarks, trade names, other intangibles and goodwill. The 1.0 percentage point increase in the effective tax rate from 1997 to 1998 was due primarily to the increase in nondeductible expenses, principally the amortization of intangibles, resulting from the President acquisition. The effective tax rate declined in 1997, compared to 1996, as earnings were significantly higher in 1997, thereby reducing the impact of nondeductible expenses, such as amortization of intangibles, on the calculation of the effective tax rate. Income tax expense was not provided for during the first four weeks of 1996. As part of the Keebler acquisition, the valuation allowance on deferred taxes was adjusted by $25.1 million to reflect the elimination of certain deferred tax assets revalued in the purchase price allocation. We carried a deferred tax valuation allowance of $84.4 million at January 2, 1999, January 3, 1998 and December 28, 1996 to provide for the uncertainty in realizing the deductibility of deferred tax assets recognized. Pursuant to the terms of the Keebler acquisition, the predecessor company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to us, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

    DISCONTINUED OPERATIONS

    In 1995, the predecessor company adopted plans to discontinue the operations of the Frozen Food businesses, and in the first four weeks of 1996, a gain of $18.9 million, net of income taxes, was recognized on the disposal of the Frozen Food businesses.

    EXTRAORDINARY ITEM NET OF INCOME TAXES

    In the latter part of 1998, an after-tax extraordinary charge of $1.7 million was recorded for the write-off of unamortized bank fees related to the early extinguishment of the term note. Similarly, in 1997 and 1996, we also recorded extraordinary charges, net of income taxes, of $5.4 million and $1.9 million, respectively. In 1997, $3.8 million of the extraordinary charges, net of tax, also related to the write-off of debt issuance costs associated with the early retirement of term loans. An additional $1.6 million, net of income taxes, extraordinary charge was recorded due to a loss on the early extinguishment of the seller note which was entered into at the time of the Keebler acquisition. The 1996 extraordinary charge of $1.9 million, net of income taxes, related to the write-off of debt issuance costs made in connection with the $125.0 million early extinguishment of increasing rate notes.

    NET INCOME

    In 1998, net income of $94.9 million was 66.5% higher than the prior year and net income of $57.0 million for 1997 was $47.7 million above 1996. The substantial growth in net earnings in year-over-year comparisons was achieved through revenue gains combined with lower operating expenses resulting from productivity and cost savings programs. Revenue growth in both 1998 and 1997 was achieved through volume increases, higher prices and an improved sales mix. Compared to 1996, 1997 also benefited from increased revenue due to the inclusion of the Sunshine business for the entire fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

    A condensed cash flow statement of Keebler follows:

                                                                         Years Ended
                                                  ------------------------------------------------------------
                                                      January 2,          January 3,            December 28,
                                                        1999                 1998                   1996
                                                  -----------------    ------------------    -----------------
                                                                         (IN MILLIONS)
CASH PROVIDED FROM (USED BY)
  Operating activities...........................     $    142.7           $     218.3           $     52.8
  Investing activities...........................         (510.7)                (41.5)               (64.9)
  Financing activities...........................          364.3                (161.6)                21.1
                                                  -----------------    ------------------    -----------------
 (DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS...................................     $     (3.7)          $      15.2           $      9.0
                                                  =================    ==================    =================
                                               14

    CASH FLOW FOR 1998

    Operating activities provided $142.7 million of cash during 1998. Net earnings of $94.9 million coupled with the deferral of additional income taxes were the primary drivers of the favorable cash flow. Partially offsetting these sources of cash was an increased investment in inventories and trade accounts receivable of $13.8 million and $5.1 million, respectively. A build in finished goods, principally associated with the upcoming Girl Scout cookie season, accounted for the larger investment in inventory. The increase in trade accounts receivable was due principally to the addition of the President's trade accounts receivable subsequent to the acquisition. Also offsetting these cash sources was $5.4 million of current year net spending for plant and facility closing costs and severance related to the exit costs associated with the Keebler, Sunshine and President acquisitions. Spending on plant and facility closing costs and severance is expected to be substantially completed by the end of 1999, except for noncancelable lease obligations which are expected to continue until 2006. Higher income tax payments attributable to a $62.0 million increase in pre-tax income over the prior year also offset the positive cash flow.

    Cash used by investing activities was $510.7 million, of which $444.8 million, net of cash acquired, was attributable to the acquisition of President in September 1998. An additional $66.8 million of capital spending was made for modifications related to new products, to update and enhance production facilities and to achieve near-term cost savings and efficiencies in the manufacturing, sales and distribution process. At year end, we held the idle Atlanta, Georgia manufacturing facility, a distribution center in Kensington, Connecticut and a warehouse in Houston, Texas for sale and expect the disposition of these facilities to be completed before the end of 1999.

    Financing activities generated $364.3 million of cash for the year principally from proceeds of long-term debt borrowings under $825.0 million of available new debt facilities used to finance the acquisition of President. We also received $19.8 million of cash proceeds resulting from Bermore exercising a warrant in exchange for 6,135,781 shares of common stock at the time of our initial public offering. Employee stock options exercised during the year provided another $0.8 million of cash. These cash sources were partially offset by the pre-payment of the $145.0 million outstanding term note balance and a $20.0 million repayment on the revolving facility. In addition, cash totaling $8.6 million was used to repurchase common stock into treasury under the stock repurchase program.

    CASH FLOW FOR 1997 AND 1996

    Cash provided from operating activities was $218.3 million in 1997 which was an increase of $165.5 million over the cash provided from operations in 1996. The primary contributors to the positive cash flow for 1997 were net earnings of $57.0 million, a lower investment in trade accounts receivable and reduced funding of current liabilities and income taxes. Improved accounts receivable collection procedures provided $38.2 million of working capital. The reduced funding of current liabilities was attributable primarily to the timing of payments, while the increase in income taxes payable was attributable to a $47.7 million increase in earnings over 1996. Partially offsetting these benefits was spending on plant and facility closing costs and severance and the payment of an arbitration award. Spending on plant and facility closing costs and severance relating to exit costs associated with the Keebler and Sunshine acquisitions, although down from 1996, accounted for $13.7 million of cash used by operations for the year ended January 3, 1998. Exit cost spending associated with these acquisitions was substantially complete at the end of 1998, with the exception of noncancelable lease obligations, which are expected to continue until 2004. In addition, we paid an arbitration award in 1997 regarding a contract production arrangement, which was entered into by the predecessor company, in the amount of $6.8 million plus legal fees.

    Cash used by investing activities was $41.5 million in 1997 compared to $64.9 million in 1996. The cash used in 1997 was primarily used to fund capital expenditures. Capital expenditures were $48.4 million and $32.6 million in 1997 and 1996, respectively. In 1997, capital spending was made principally to enhance, update or realign the existing production lines, provide distribution and production efficiencies and to achieve near-term cost savings. Proceeds received from asset disposals of $7.0 million partially offset capital expenditures. The sale of the Santa Fe Springs plant in 1997 accounted for $3.6 million of the proceeds, with the remainder provided mainly from the sale of trucks and machinery and equipment.

    Cash used by financing activities in 1997 was $161.6 million. In 1997, we entered into an amendment and restatement of our prior senior credit agreement, proceeds from which were used to extinguish existing term loans of $153.6 million. The extinguishment was funded primarily by a draw down on the revolving loan facility and $109.8 million under a new term loan. During 1997, the draw down on the revolving loan facility was completely repaid. Additionally, in the fourth quarter of 1997, we extinguished $29.0 million of debt related to the seller note and made $70.0 million in principal pre-payments on the term loan using existing cash resources. Scheduled principal payments of $18.7 million were made on the term loan and other debt during the year.

    CAPITAL RESOURCES

    In 1998 and 1997, our capital resources were provided under two separate credit arrangements. In order to consummate the acquisition of President in September 1998, we entered into a new Credit Facility consisting of a $350.0 million revolving facility and a $350.0 million term facility. In addition, we also entered into a $125.0 million bridge facility that was subsequently refinanced with a receivables facility on January 29, 1999. These new debt facilities replaced the available $140.0 million revolving loan facility and an existing term loan which were outstanding in 1997 and 1998 until the time of the President acquisition. Available borrowings under the revolving facility and the previous revolving loan facility were $265.0 million and $140.0 million in 1998 and 1997, respectively. Borrowings under the $350.0 million revolving facility in 1998 were $105.0 million, with $20.0 million repaid as of January 2, 1999. There were no borrowings under the $140.0 million revolving loan facility in 1998, however, there were $32.8 million of borrowings in 1997, which was all repaid as of January 3, 1998.

    Capital expenditures for 1999 are expected to be approximately $90.0 million, up nearly $23.2 million from 1998. The majority of capital spending in 1999 will be used to increase the automation in production and distribution facilities in order to obtain additional productivity and cost savings. We anticipate that capital expenditures will be funded from cash provided by operations and will continue at a level sufficient to support our strategies and operating needs.

    Historically, we have not paid dividends, and at this time do not anticipate paying any cash dividends. The existing Credit Facility and Notes place limitations on our ability to pay dividends or make other distributions on our common stock. Additionally, the Credit Facility requires us to meet certain financial covenants including a debt to earnings before interest, taxes, depreciation and amortization ratio and cash flow coverage ratios. In addition to these ratios, the credit agreement also requires us to meet net worth and interest coverage ratios. In 1998 and 1997, we met all financial covenants in each of our financing agreements. Total debt was $654.5 million, $298.8 million and $457.9 million as of January 2, 1999, January 3, 1998 and December 28, 1996, respectively. Current maturities on the total debt outstanding were $112.7 million, $26.4 million and $18.6 million as of such respective dates. Cash and cash equivalents on January 2, 1999, January 3, 1998 and December 28, 1996 were $23.5 million, $27.2 million and $12.0 million, respectively. We believe that available cash, as well as amounts available under our new debt facilities, will be sufficient to meet normal operating requirements for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The new statement establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and that the instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. We have not yet determined the impact the new statement may have on the consolidated financial statements.

SEASONALITY

    Our net sales, net income and cash flow are affected by the timing of new product introductions, promotional activities, price increases and a seasonal bias toward the second half of the year due to events such as back-to-school, Thanksgiving and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year. President's net sales, net income and cash flow historically has been higher in the first quarter than in any other fiscal quarter because substantially all sales of Girl Scout cookies have occurred in that quarter. For this reason, going forward, we expect to realize proportionately higher net sales, net income and cash flow during the first quarter of our fiscal year than we historically have experienced.

SELF INSURANCE

    We purchase insurance coverage for worker's compensation as well as general, product and vehicle liability maintaining certain levels of retained risk (self-insured portion). Potential losses relating to claims under the self-insured portion of the policies are accrued in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies." There are no unasserted claims that require a reserve or disclosure in accordance with SFAS No. 5.

YEAR 2000 ISSUE

    The Year 2000 issue arose because many existing computer programs use only the last two digits to refer to a year. As a result, computer programs may not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many businesses are at risk for possible computer application miscalculations or systems failures causing disruptions in business operations. These risks are commonly referred to as the "Y2K issues."

    We utilize software and related technologies that will be affected by the date change in the year 2000. We have completed a comprehensive review of our computer systems and non-information technology systems to identify potential Y2K issues. Since we have implemented the SAP R/3 management information system and Manugistics software, both of which were developed/purchased as Y2K compliant, we do not anticipate that the impact of Y2K issues on our business will be material. Additionally, secondary information systems, which are not material to our ability to forecast, manufacture or deliver product, have been reviewed and Y2K issues identified. We are currently in the process of correcting or upgrading these systems. We intend to be Y2K compliant on all critical systems by the middle of 1999.

    We have undertaken efforts to verify that all of our material vendors and suppliers will be Y2K compliant. Specifically, we sent a comprehensive questionnaire to all of our significant suppliers and vendors regarding their Y2K compliance in an attempt to identify any problem areas with respect to these groups. Although the results of the questionnaire indicated that our material vendors and suppliers intend to be Y2K compliant before the end of 1999, they were not able to provide us any assurances. We are currently in the process of developing a contingency plan to address any potential Y2K failures caused by a third party. While we cannot assure that third parties will convert their systems in a timely manner and in a way compatible with our systems, we believe that our actions with third parties detailed above, along with the development of a contingency plan, will minimize these risks.

    We currently estimate that the incremental costs for becoming Y2K compliant are approximately $2.0 - $3.0 million, which will be funded from cash provided by operations and expensed as incurred. Spending of $1.0 million against this estimate has occurred to date. This estimate is exclusive of Y2K issues regarding the President acquisition. We have completed a comprehensive review of President's computer systems and non-information technology systems to identify potential Y2K issues. Many of the Y2K risks at President will be mitigated through our implementation of the SAP R/3 management information system, Manugistics software and our warehouse management system at the President facilities. We expect this implementation to be completed during 1999. We estimate additional costs of approximately $0.3 million will be necessary to correct or upgrade President's secondary information systems in order to make them Y2K compliant.

    Based on the progress we have made in addressing our Y2K issues and our compliance with Y2K issues on our primary business information systems, we do not foresee significant risks associated with our Y2K compliance at this time. As our plan is to address any significant risks associated with our Y2K issues prior to being affected by them, a comprehensive contingency plan has not been developed. However, if a significant risk related to our Y2K compliance or a delay in the anticipated timeline for compliance occurs, we will develop contingency plans as deemed necessary at that time.

    The information presented above sets forth the steps we have taken to address the Y2K issues. We do not expect compliance with Y2K issues or the most reasonably likely worst case scenario and related contingency plan to have a material impact on our business, results of operations or financial condition.

    The above discussion of our efforts and expectations relating to Y2K compliance is forward-looking. Readers are cautioned that forward-looking statements contained in this discussion should be read in conjunction with our disclosure under the heading "FORWARD-LOOKING STATEMENTS" that follows below.

FORWARD-LOOKING STATEMENTS

    Certain statements incorporated by reference or made in this discussion are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include, without limitation, statements about:

    o    the competitiveness of the cookie and cracker industry;
    o    the future availability and prices of raw and packaging materials;
    o    potential regulatory obligations;     o    our strategies and
    o    other statements that are not historical facts.

     When used in this discussion, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to:

    o    changes in general economic or business conditions (including in the
         cookie and cracker industry);    o    actions of competitors;
    o    our ability to recover material costs in the pricing of our products;
    o    the extent to which we are able to develop new products and markets for
         our products;    o    the time required for such development;
    o    the level of demand for such products and
    o    changes in our business strategies.

ITEM 7A.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
    The principal market risks to which we are exposed that may adversely affect results of operations and financial position include changes in future interest rates and raw material prices. We seek to minimize or manage these market risks through normal operating and financing activities and through the use of interest rate swap agreements and commodity futures and options contracts. The use of these instruments is limited to hedging activities and they are not entered for trading or speculative purposes. These agreements and contracts are entered into at a corporate level and as such, any income or expense associated with these transactions is not allocated to our reportable segments.

    Our exposure to market risk for changes in interest rates relates primarily to long-term debt obligations. Our current debt structure consists of both fixed and floating rate debt. Interest rate swap agreements are used to effectively manage changes in interest rates related to the majority of our borrowings with the objective of reducing overall interest costs. Sensitivity analysis was used to assess the impact that changes in market prices have on the fair value of interest rate swap agreements. Assuming a ten percent increase in market price, the fair value of the interest rate swap agreements at January 2, 1999, with a notional amount of $527.3 million, would increase the net receivable to $3.1 million, while the impact of a ten percent decrease in market price would result in a net payable of $4.4 million.

    We enter into commodity futures and options contracts to neutralize the impact of price increases on raw material purchases that are not likely to be recovered through higher prices on our products. We also used sensitivity analysis to assess the potential impact on the fair value of commodity futures and options contracts. Assuming a ten percent increase or decrease in market price, the fair value of open contracts with a notional amount of $61.7 million at January 2, 1999 would be impacted by $5.8 million.